INVEST IN **ATAKAMA**

Protecting data and privacy against cyberattacks


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LEAD INVESTOR

Marc McGehan

It's no secret that cyberattacks are on the rise, and hackers are targeting personal data. Atakama's industry-disrupting cryptography solution unequivocally challenges the status quo of data protection. Atakama is led by a team of highly technical, passionate security professionals on a mission to protect data and privacy without relying on passwords or two-factor authentication. Based on the strength of Atakama's market penetration, accelerated growth, highly skilled team, and dedication to securing personal data, I am proud to be a part of this mission and support Atakama in its future growth objectives.

Invested $10,000 this round

atakama.com New York NY

Highlights

1. Proven market traction within an $18 Billion dollar total addressable market.

2. Grown annualized revenue by more than 10x in the past year, now exceeding $1 million.

2. Grown annualized revenue by more than 10x in the past year, now exceeding $1 million.

3. Total customer value under contract now at $2 million and growing.

4. Doubled average contract value in the last 12 months, and increased contract terms to three years.

5. Multiple patents granted for an innovation that secures sensitive data and protects privacy.

6. Eliminates data compromise in the face of increasingly frequent and sophisticated cyberattacks.

7. Protects sensitive data and user privacy, configurable for a post-quantum computing world.

Our Team



Daniel H. Gallancy CEO and co-founder



A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless ethernet system using lasers, long before wifi existed. Physics and EE degrees from UPenn.

Atakama was born through its founders' experience in the Bitcoin and cryptocurrency world, where the best-in-class security mechanisms distribute pieces of data across numerous devices. The concept is similar to having a paper password and splitting it across a dozen safe deposit boxes: it's inherently far more difficult to attack. If this approach exists to protect the most valuable financial assets on the planet, why not apply the same concept to protecting privacy and enhancing security for sensitive data?



Dimitri Nemirovsky   COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years as an attorney. After discovering bitcoin and blockchain technology in 2013, Dimitri left the legal practice to become an entrepreneur.



Erik Aronesty   CTO

Erik has been involved in extensive cryptographic work, even designing the encryption system for Bloomberg's natural language processing group. Erik also managed "cia.gov".



Scott Glazer   CRO

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of achievements includes increasing annualized revenue by 60 percent at a prior startup, which enabled an exit to a Fortune 500 company.



Stephanie Weagle   CMO

Stephanie builds and leads high-performing global marketing organizations. Stephanie has held leadership positions at B2B technology companies in cybersecurity, IT networking, and infrastructure and physical security domains.

Invest in an industry-disrupting technology that guarantees your data and privacy is protected against cyberattacks.

Cyberattacks targeting sensitive data continue to increase in frequency and sophistication



Cyberattacks are at an all-time high. There have been 50% more attack attempts per week on corporate networks in 2021 versus 2020.

Personal data and privacy are at risk











68%
Increase in data breaches as compared to 2020.
XXX-XX-XXX
83%
Of data breaches include personal information such as Social Security Numbers.
SOURCE: 2022 ITRC Annual Data Breach Report | IDTheftCenter.org

Personally identifiable, confidential, and sensitive information are targets for cyber attackers, and the threat is significant.

Data protection tools you are familiar with, or might be using today are insufficient

Today's data protection tools fall short against cyberattacks, leaving you vulnerable to financial fraud, extortion, revealed private healthcare info, and identity theft.

Atakama challenges the status quo of conventional data protection

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Atakama was born through its founders' experience in the Bitcoin and cryptocurrency world, where the best-in-class security mechanisms distribute pieces of data across numerous devices. The concept is similar to having a paper password and splitting it across a dozen safe deposit boxes: it's inherently far more difficult to attack.

Why not apply the same best-in-class security to corporate data, personal data, and beyond? No more all-eggs-in-one-basket security!

Atakama solves the challenge of data privacy and protection



We are the first in the industry to provide unhackable data security for your sensitive information with a breakthrough approach to distributed encryption key management.

We have solved the long-standing issue of data residing unprotected even as conventional security solutions fail to stop data breaches.

Your data remains secure throughout a successful cyberattack



Encrypt each object with its own **unique key**



Split each key across **multiple devices**

Each piece of data is locked with its own unique encryption key. Each sensitive data file is protected with its own unique encryption key. That key is split across multiple devices.

Seamless decryption. Airtight data protection




When accessing data, user receives a notification

Device sends a piece of the key back to the computer where the file is decrypted

The data can only be decrypted when the pieces of the encryption key are reassembled.

This splitting of keys - known as distributed key management, means that multiple devices are simultaneously required to unlock encrypted files, making the security airtight.

Customers secure their most critical data with Atakama



"Atakama's approach to data security is why we choose to protect our customer data, intellectual property, and other mission-critical assets with their multifactor encryption technology.

The granularity and sophistication in which we can encrypt data is second to none."

Over the last 12 months, we have experienced a 3x increase in customers, spanning across all verticals.

Our rise to success



We've grown annualized revenue under contract by more than **10x in the past year**, now **exceeding $1 million**, with the **total value under contract at $2 million**. We've **doubled our average contract size** as well as established **over $1 million in new customer pipeline** entering September 2022. Including major telecom providers, government agencies, and leading asset management companies.

...and the future is even brighter

Projected twelve-month snapshot

Projected twelve-month snapshot

 **$6** Approach $6 Million in Total Contract Value

 **4x** Achieve 4x revenue growth across key verticals

 **150+** Welcome more than 150 Customers, more than tripling our customer base

Drive robust product roadmap toward additional features and capabilities

Support new revenue streams through product capabilities and licensing models

Expand channel, and integration partner ecosystem

We look forward to another recording-breaking 12 months where we accelerate our sales growth, welcome new customers, advance our innovative technology and open up new partner channels and revenue streams.

Your support matters



Raising capital from forward-thinking investors like you, allows us to continue our mission to disrupt the $159B security industry, with purpose-built cybersecurity solutions to eliminate data theft and invasion of privacy.

Your contributions enable us to continue to challenge the status quo and disrupt the cyber-tech landscape, putting you back in control of your data.